February 8, 2021

VIA EDGAR

United States Securities and Exchange Commission

The Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	Anuja A. Majmudar

Re:	Diamondback Energy, Inc. (the “Registrant”)
Registration Statement on Form S-4, as amended
File No. 333-252338

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-252338), filed by the Registrants with the Securities and Exchange Commission (the “Commission”) on January 22, 2021, as amended by Amendment No. 1 filed with the Commission on February 3, 2021 (as so amended, the “Registration Statement”). Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Registrant respectfully requests that the effective date for the Registration Statement be accelerated to February 10, 2021 at 4:00 p.m. Washington, D.C. time or as soon thereafter as practicable.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6900 or Seth R. Molay, P.C. of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Diamondback Energy, Inc.
/s/ Teresa L. Dick Teresa L. Dick Chief Accounting Officer, Executive Vice President and Assistant Secretary

cc:	Seth R. Molay, P.C.
Akin Gump Strauss Hauer & Feld LLP

500 West Texas, Suite 1200, Midland, Texas, tel. (432) 221-7400/diamondbackenergy.com